Mail Stop 3561

June 15, 2009

Jerod Edington
Vice President and Chief Operating Officer
Hydrodynex, Inc.
230 Bethany Rd.
Suite 128
Burbank, California 91504

   Re: **Hydrodynex, Inc.**
     Amendment No. 3 to Form 10-K for the Fiscal Year Ended
     June 30, 2008
     Filed May 22, 2009
     File No. 000-53506

Dear Mr. Edington:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       H. Christopher Owings
       Assistant Director